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Exhibit (a)(9)

Fellow employees of Hardinge:

        Hardinge today announced that our Board of Directors, in consultation with our advisors, unanimously rejected an offer from Indústrias Romi S.A. to acquire all of the outstanding shares of Hardinge for $10.00 per share in cash.

        Our Board has recommended that Hardinge shareholders reject the offer and not tender their shares, and in our updated filing with the Securities and Exchange Commission (SEC), we give the reasons for the Board's recommendation. Our press release is attached, and you will be able to find the entire SEC filing in the investor relations section on our website.

        While we cannot predict what Romi may or may not do next, there is no indication that they are prepared to consider a higher offer at this point. Hardinge remains well positioned for future success. The industrial sector and the machine tool industry are beginning to see signs of a recovery, as evidenced by our own strong order rates and improved outlook. Let's build on that success together and remain fully focused on our day-to-day jobs.

        As always, in the event you receive any inquiries beyond the information which is provided, or if you are contacted by media or investors, please direct those inquiries to me or Ed Gaio. I will continue to update you as appropriate if and when there are material developments.

        I thank you for your continued support, hard work and dedication.

Best regards,

Richard L. Simons
President/CEO

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  Exhibit (a)(9)